INVESTCORP EUROPE ACQUISITION CORP I

Century Yard, Cricket Square

Elgin Avenue

PO Box 1111, George Town

Grand Cayman, Cayman Islands, KY1-1102

December 10, 2021

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Austin Patton

Re:	Investcorp Europe Acquisition Corp I (the “Company”)

Registration Statement on Form S-1 (File No. 333-261301)

Dear Mr. Patton:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effective date for the above-referenced Registration Statement be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on Tuesday, December 14, 2021, or as soon practicable thereafter, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, request by telephone.

Please notify of such effectiveness our outside counsel, Emily Leitch of Shearman & Sterling LLP, by a telephone call at 713-377-8333 and also confirm such effectiveness in writing. Thank you for your attention to this matter.

Sincerely,

Investcorp Europe Acquisition Corp I

/s/ Craig Sinfield-Hain
Craig Sinfield-Hain Chief Financial Officer

cc:    Emily Leitch & Bill Nelson, Shearman & Sterling LLP

cc:    Gregg A. Noel & Pranav L. Trivedi, Skadden, Arps, Slate, Meagher & Flom (UK) LLP